NOBLE
story co.
EST. 2020


STORIES
WORTH
REWATCHING


WE DEVELOP MEANINGFUL STORIES
INTO MOTION PICTURES THAT
DESERVE RE-WATCHING
NOBLE
story co.
EST. 2020

HOW WE MAKE STORIES WORTH RE-WATCHING



1. FIND A GREAT STORY.

Five of them, to be exact. Once we find a story worth re-watching, we secure the exclusive rights to turn that story into a movie.

2. GIVE IT THE GREEN LIGHT.

Before we invest our resources into a story, we analyze the story to see if it is marketable.

3. REWORK. AND REWORK AGAIN.

This is where the magic happens. Through an in-depth series of rewrites and story workshops, a good story becomes a fantastic script.

4. PACKAGE IT.

In order for a movie to get made, it needs more than a great script—it needs to be "packaged for production" with a director and financiers.

5. LET'S MAKE A MOVIE.

Work with distributor to attach actors and produce the film. Noble Story Co. facilitates production and delivers finished product to the distributor.

MARKET SHARE

Projected numbers for a **five year period**, based on historical trends.

ALL THE TIMES AND AMOUNTS IN THIS REPORT ARE FORECASTS. IT IS NOT POSSIBLE TO GUARANTEE THAT THESE ARE ACCURATE OR INDEED WILL EVER OCCUR.

3,750

U.S. FILM RELEASES

Total Available Market

Films Released in 2019 (US): **786**

2019 Estimated Box Office: **$11,400,000,000**

75

FAITH FILMS

Total Serviceable Market

Films Released in 2019 (US): **12**

2019 Total Box Office: **$115,000,000**

5

NOBLE STORY CO.

Market Share

Releases per year (US): **1**

Estimated Box Office: $**12,000,000**

OUR REVENUE STREAM

Develop a portfolio of five films, collecting a **8% Development Fee** on each film at the start of production.

5	x	$650,000	=	$3,250,000
MARKET SHARE		**AVERAGE DEVELOPMENT FEE**		**REVENUE FROM PORTFOLIO**
Slate of **Five Films**		Set at 8% of Production Budget Target Production Budget: **$8,000,000**		Recouped over five to seven years

THESE ARE FORWARD LOOKING FORECASTS. THERE IS NO GUARANTEE THESE WILL BE ATTAINED OR THAT THERE WILL BE ANY EARNINGS.


DEVELOPMENT FEE
REVENUE
LESS
DEVELOPMENT COSTS
LESS
RESERVES
CASH FLOW
DISTRIBUTIONS

PATH TO PROFIT

The path to profit and distributions involves four steps:

1. **DEVELOPMENT FEE (AVERAGE: $650,000).** When a fully developed and packaged story is ready to start filming, it is transferred to a separate entity organized to produce the film. The transfer price ("Development Fee") is set at 8% of the film's production budget, and is paid on the first day of principal photography.
2. **LESS DEVELOPMENT COSTS (45-55% OF DEVELOPMENT FEE).** Includes screenwriters, holding fees, story artists, and overhead.
3. **LESS OPERATING RESERVES.** Enables cash flow for Noble Story Co. operating expenses, and allows repayment of any debts.
4. **AVAILABLE CASH FLOW.** Investors receive 100% of capital proceeds until a return of total capital contributions plus 10%; then pro rata.

INVESTMENT DESCRIPTION

FUNDRAISE TARGET	$1,070,000
INVESTMENT TYPE	Equity—$3.34unit price
INVESTMENT STRUCTURE	Michigan Limited Liability Company
DISTRIBUTIONS	All proceeds to Series A Preferred investors until a return of 115% total capital commitment; then all proceeds to Series B Preferred investors until a return of 110% total capital commitment; then *pro rata* profit sharing.

INVEST IN NOBLE STORIES

ONLY INVESTORS ABLE TO BEAR THE ENTIRE LOSS OF THEIR INVESTMENT SHOULD CONSIDER PARTICIPATING